FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement regarding resolutions passed at 2011 annual general meeting of Huaneng Power International, Inc. (the “Registrant”);
2.	A list of directors and their role and function of the Registrant; and
3.	An announcement regarding change in director and change in auditors of the Registrant;

Each made by the Registrant on June 13, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED AT 2011 ANNUAL
GENERAL MEETING

This announcement sets out the resolutions passed at the AGM convened on 12 June 2012.

Reference is made to the notice of meeting of 2011 annual general meeting (the "AGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") dated 26 April 2012 and the supplemental notice of the AGM dated 29 May 2012.

The AGM was held at 9:00 a.m. on 12 June 2012 at Huangeng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the "PRC"). As entrusted by Mr. Cao Peixi, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 22 May 2012), there were totally 14,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 11,255,151,398 shares of the Company, representing 80.08% of the total shares of the Company, were present at the AGM.

None of the shareholders of the Company was required to abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	The working report from the Board of Directors of the Company for 2011 was considered and approved.

11,254,067,864 shares, representing approximately 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 706,727 shares voted against.

2.	The working report from the Supervisory Committee of the Company for 2011 was considered and approved.

11,254,075,944 shares, representing 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 698,647 shares voted against.

3.	The audited financial statements of the Company for 2011 was considered and approved.

11,253,992,391 shares representing 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 702,567 shares voted against.

4.	The profit distribution plan of the Company for 2011 was considered and approved.

11,253,488,871 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,782,420 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for 2012 was considered and approved.

11,181,900,866 shares, representing 99.54% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 51,181,155 shares voted against.

SPECIAL RESOLUTIONS

6.	The proposal regarding the issue of short-term debentures of the Company was considered and approved.

11,172,247,631 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,489,100 shares voted against.

7.	The proposal regarding the issue of super short-term debentures was considered and approved.

11,172,043,991 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,675,140 shares voted against.

8.	The proposal regarding the issue of private placement of financial instruments was considered and approved.

11,149,645,911 shares, representing approximately 99.77% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 26,085,660 shares voted against.

9.	The proposal regarding the extension of the general mandate for the issue of RMB-denominated debt instruments was considered and approved.

11,172,263,671 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,386,420 shares voted against.

ORDINARY RESOLUTION

10.	The proposal regarding the change in director was considered and approved:

10,822,582,711 shares, representing approximately 99.90% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 11,347,780 shares voted against.

By Order of the Board Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
13 June 2012

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors ("Board") of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Executive Directors

Liu Guoyue (President)
Fan Xiaxia (Vice-President)

Non-executive Directors

Huang Long (Vice-chairman)
Li Shiqi
Huang Jian
Shan Qunying
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors

Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen

There are 4 Board members. The table below provides membership information of these committees on which each Board member serves:

Board Committee
Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi
Huang Long	Chairman
Li Shiqi	Member
Huang Jian	Member
Liu Guoyue	Member		Member
Fan Xiaxia	Member			Member
Shan Qunying				Member
Guo Hongbo			Member
Xu Zujian			Member
Xie Rongxing				Member
Shao Shiwei	Member	Member	Member	Chairman
Wu Liansheng		Chairman	Member	Member
Li Zhensheng	Member	Member	Member
Qi Yudong		Member	Chairman	Member
Zhang Shouwen		Member		Member

Beijing, the PRC
13 June 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE IN DIRECTOR AND
CHANGE IN AUDITORS

The Board announces that Ms. Huang Mingyuan resigned as a Director of the Seventh Session of the Board and member of the Nomination Committee of the Seventh Session of the Board of the Company with effect from 12 June 2012 and the appointment of Mr. Xie Rongxing as a director of the Seventh Session of the Board of the Company has been approved by shareholders at the 2011 Annual General Meeting of the Company held on 12 June 2012. Mr. Xie’s appointment as a member of the Nomination Committee of the Seventh Session of the Board of the Company also becomes effective on 12 June 2012.

The Board of the Company hereby further announces that the international and the PRC auditors of the Company has been changed to KPMG and KPMG Huazhen CPAs Co. Ltd. for the year 2012, respectively.

Reference is made to the announcements dated 19 May 2012, 29 May 2012 and 21 March 2012 published by Huaneng Power International, Inc. (the "Company").

The board of directors (the "Board") of the Company hereby announces that Ms. Huang Mingyuan ("Ms. Huang") resigned as a Director of the Seventh Session of the Board and member of the Nomination Committee of the Seventh Session of the Board of the Company with effect from 12 June 2012.

Ms. Huang confirmed that there is no disagreement with the Board and she is not aware of any matter in relation to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that the appointment of Mr. Xie Rongxing ("Mr. Xie") as a director of the Seventh Session of the Board of the Company has been approved by shareholders at the 2011 Annual General Meeting of the Company held on 12 June 2012. Mr. Xie’s appointment as a member of the Nomination Committee of the Seventh Session of the Board of the Company also becomes effective on 12 June 2012.

Mr. Xie’s biographical details are set out below:

Mr. Xie Rongxing, aged 50. He is currently the Vice President of Fujian Investment and Development Group Co., Ltd. Before that, he worked with the following employers (in chronological order): the Fujian Planning Commission as officer and team leader of the Investment Division; Fujian Investment and Development Corporation as officer and first officer of the Planning and Finance Department, Deputy General Manager of the General Plan Department (in charge of work), Deputy General Manager (in charge of work) and General Manager of the Communications and Energy Department; the Yongding County, Fujian Province serving temporary positions as a member of the CPC Standing Committee at county level and Deputy Magistrate; Fujian Investment and Development Corporation as President Assistant, Deputy General Manager of the Funds and Finance Department, General Manager of the Energy Department, General Manager of the Investment Management Department, President Assistant; CNOOC Fujian Natural Gas Power Co., Ltd. as Vice President; Fujian Investment and Development Corporation as Vice President. Mr. Xie graduated from the Hubei Institute of Finance and Economics with a bachelor’s degree in Financial Credit for Infrastructure Works and is now an economist and a Master of Business Administration (MBA) with the University of Northern Virginia.

Mr. Xie’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Xie will be announced after the determination is made. Save as disclosed above, Mr. Xie has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Xie does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Xie which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

The Board of the Company hereby further announces that the international and the PRC auditors of the Company has been changed to KPMG and KPMG Huazhen CPAs Co. Ltd. for the year 2012, respectively.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
13 June 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:    June 13, 2012